Filed Pursuant to
                                                        Rule 424(c) Registration
                                                         Statement No. 333-55098



                    Supplement to Global Express Capital Real
                 Estate Investment Fund I, LLC Prospectus Dated
                                 October 4, 2001


     The Company will not be offering the units for sale in Arizona, Oklahoma and Texas as stated in this Prospectus.

     The Date of this Prospectus is January 17, 2002